INVEST IN **SPORTS MATCHING**

an app that brings people together to play pick up sports


Sports Matching
SPORTS, TOGETHER
ALEX BERGER
FOUNDER

sportsmatching.org Philadelphia PA

LEAD INVESTOR

Jake Rosen

I have watched Sports Matching grow from inception to its near-realization, and have been blown away by the tireless effort of its founder, Alex Berger. Beyond the personal, I deeply believe that Sports Matching is a wise investment. Alex has identified a market opportunity, and the coming app is ready to fill it. Early investors have a chance to really cash in, not to mention to support a promising young entrepreneur. For these reasons, it's an honor and a privilege to be a small part of the ongoing rise of SM.

Invested $1,000 this round

Highlights

1. Huge untapped market
2. Strong evidence of market demand
3. Early investors have the potential to maximize ROI
4. App is already in development
5. Expert tech and business advisors on board
6. Multiple future revenue streams from app
7. No known direct competitors
8. Cost effective growth strategy

Our Founder



Alex Berger Founder and CEO

Student and Entrepreneur at High Point University Selected as a finalist in multiple pitch competitions Winner of Entrepreneur Award at HPU

I was inspired to solve a problem that had impacted me directly and that would be helpful to others. As a sport management major and fitness enthusiast, Sports Matching allows me to combine my interests and take advantage of a huge untapped market.

Pitch


Sports Matching
SPORTS, TOGETHER
Alex Berger
alex@sportsmatching.org


Over 25M 18-35yo play rec & pickup sports... but
No platform to connect them
No platform to facilitate games
Large demand from market tests

1 **Create account**

Users can then use the app to find games anytime, anywhere.

2 **Create a match**

Sports Matching makes it easy to find available players and free-to-use venues.

3 **Meet up & play**

Uers can arrange regular games and stay in touch with SM's social media element.


Search Games

How we'll make money

1

Free w/ Ads

We'll hook people into the app on a free plan, generating revenue through in-app ads.

2

Subscription

A $10/mo or $100/year subscription removes ads and allows users access to more games, contests, and connections.

3

Betting

Long term we'll allow users to bet on their pick up games (something people already do) while taking a transaction fee.

Our competition exists, but...

Hoop Maps is only focused on basketball

Open Sports is only focused on managing leagues


278 Million
Total Available Market (TAM)
U.S. Adults
64.5 Million
Serviceable Available Market (SAM)
U.S. Adults who play sports
25 Million
Serviceable Obtainable Market (SOM)
18-35yo who play pickup sports
The market is huge
The fitness market is projected to grow at 22% YoY through 2029, and over 19% of U.S. adults actively use a fitness app daily.

https://www.globenewswire.com/news-release/2022/10/13/2534072/0/en/Home-Fitness-Market-Size-Will-Attain-USD-17-3-Billion-by-2030-growing-at-4-9-CAGR-Exclusive-Report-by-Acumen-Research-and-Consulting.html


$9.60 LTV
Projected Lifetime Value of a user (based on assumptions)
$6.07 CAC
Expected Customer Acquisition costs (based on market tests)
= $3.53
Expected earnings from LTV - CAC
Plus, we already proved this will work
Our market tests leveraged paid ads to a look-live landing page where users attempted to sign up for our app.

These projections are forward looking and cannot be guaranteed


These numbers provided our forecast
Plugging in our tested CAC with projected LTV, we expect strong growth over the coming years
Launch
Q4 2022
25K Users
Q4 2023
65K Users
Q4 2024
Series A
Q1 2025

These projections are forward looking and cannot be guaranteed


But we need at least $50K to make it happen
We're looking for $50K in funding to allow us to build our v1 app and acquire our first 25K users.
RAISE
$50K
70%/30%
APP DEV
USER ACQUISITION
Q4 2023
25K USERS
$88K MRR
(NOT INCLUDING IN-APP AD REVENUE)
GETS US TO
SEED FUNDING

These projections are forward looking and cannot be guaranteed


About Me
ALEX
BERGER
FOUNDER
Sport Management major at High Point University. Built relationships with executives in pro sports and finance.

Let's Chat

SO WE CAN CAPITALIZE ON A HUGE MARKET WITH MASSIVE POTENTIAL